Exhibit (e)(1)
Annual Incentive Plan
We have also established annual incentive plans, whose primary purpose is to provide direct annual financial incentive to employees who achieve corporate performance goals established under our annual operating plan. Our subsidiaries are able to establish separate plans to address local law and competitive practice concerns, but we intend that the terms will be substantially the same and refer to these plans collectively as the “Annual Incentive Plan”. Employees are eligible for target awards under the Annual Incentive Plan ranging from 5% to 100% of base salary. The size of the target award is determined by the employee’s position and competitive data for similar positions at peer companies. We set performance goals for participating employees and, in keeping with our performance-based philosophy, the resulting awards decrease or increase substantially if our actual corporate performance fails to meet or exceeds target levels. The awards may range from below or above the target amounts. The performance goals include both financial and non-financial measures.
Participants in our Annual Incentive Plan are permitted to defer a portion of their bonus into restricted shares or units under our “Annual Incentive Deferral Plan”. Unless otherwise determined by Converium, employees who determine to do so will receive a 25% premium, paid in restricted shares or bookkeeping units representing shares, on the amount deferred that will vest in their entirety in three years.
Employee Stock Purchase Plan
Converium adopted an Employee Stock Purchase Plan (the “ESPP”) on January 1, 2002. The ESPP has two offering periods beginning January 1 and July 1 of each year. Substantially all employees meeting specified service requirements are eligible to participate in the ESPP. Participants may contribute between 1% and 15% of base salary towards the purchase of Converium Holding AG shares, up to certain limits. Employees who enroll in the ESPP purchase Converium Holding AG shares at 85% of the lower of the stock’s fair market value on the first or last day of the offering period. Effective January 1, 2006, CRNA no longer participates in the ESPP.
Long Term Incentive Plan (“LTIP”)
The LTIP is designed to align the interests of management closely with those of shareholders and to encourage share ownership. LTIP awards are made to senior employees and are awarded in a combination of 50% Converium shares and 50% options to purchase shares in Converium Holding AG. Shares vest ratably over three years. Options are issued with an exercise price equal to the market value of the shares or ADSs on the grant date. 25% of the options vest immediately on the grant date and 25% vest each year thereafter or upon retirement. The options expire 10.5 years after the date of grant.
Effective January 1, 2005, CRNA implemented an LTIP associated with the run-off of CRNA. CRNA’s LTIP is designed to retain and motivate senior executives and to reward them for maximizing shareholder value. In general, LTIP awards are payable in cash at the end of a 5-year performance period, January 1, 2005 through December 31, 2009, based on run-off company performance.